8755 W. Higgins Road
Suite 500

Chicago, IL 60631

www.littelfuse.com

June 4, 2013

Ms. Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Subject: Comments on Littelfuse Inc. Form 10-K for fiscal year ended December 29, 2012

Filed February 27, 2013

Response Dated May 7, 2013

File No. 0-20388

Dear Ms. Ravitz,

We have reviewed your letter dated May 23, 2013 to Mr. Gordon Hunter regarding your comment related to our Form 10-K for the fiscal year ended December 29, 2012 filed February 27, 2013. Below is our response to your comment.

Form 10-K for the Fiscal Year Ended December 29, 2012

Item 11. Executive Compensation, page 80

1.

We note your response to prior comments 4 and 5 regarding the factors you consider in setting compensation, including the 50th percentile of the adjusted data. Please tell us, and revise future filings to clarify, how those factors relate to the compensation you pay to your named executive officers. For example, please tell us what factors were considered in increasing the number and value of the equity awards granted to your named executive officers relative to the prior year, including any factors that mitigated the amount of the increase. While we note your disclosure regarding generally targeting the 50th percentile of your reference group, your response suggests that other factors also led to the increase.

Response

The factors the compensation committee considers in setting the compensation of our named executive officers can, and frequently do, vary from year to year based upon industry and company specific developments. For the compensation paid to our named executive officers in the 2012 fiscal year, in addition to the 50th percentile factor we identified, our compensation committee considered the following factors: individual scope of responsibility, historical compensation, years of experience, past and future contributions to our success, market practice, internal equity considerations, and individual performance. The compensation committee weighs these various factors in light of how the various industry and company specific developments impacted those factors.

June 4, 2013

In response to the Staff’s comment, we will disclose, in future filings, how the factors we consider in setting compensation specifically relate to the actual amounts paid to our named executive officers. For example, as stated in our response to your prior comment no. 5, in future filings we will disclose how the actual performance with respect to each performance target under our Annual Incentive Plan resulted in the amount of payouts to our named executive officers. We supplementally advise the Staff that, with respect the amount of the equity awards granted to our named executive officers for the prior year (the 2012 fiscal year), in addition to generally targeting the 50th percentile, the primary factor resulting in the increase was the increased scope of responsibility and duties that were undertaken by the named executive officers and their performance in the role as compared to the 2011 fiscal year, particularly in light of acquisitions and growth that expanded the scope of the named executive officers’ responsibilities. In future filings, we will disclose how the factors we considered specifically related to the number and value of equity awards granted for the fiscal year.

Should you have any further questions, please do not hesitate to contact me at (773) 628-0880.

On behalf of the Company, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Ryan Stafford Ryan Stafford General Counsel and Vice President, Human Resources 773-628-0880